SUB-ITEM 77I

                       TERMS OF NEW OR AMENDED SECURITIES

                          AIM VARIABLE INSURANCE FUNDS


Effective July 16, 2001, AIM Variable Insurance Funds established the Series II shares for each of AIM V.I. Aggressive Growth Fund, AIM V.I. Balanced Fund, AIM V.I. Basic Value Fund, AIM V.I. Blue Chip Fund, AIM V.I. Capital Appreciation Fund, AIM V.I. Capital Development Fund, AIM V.I. Dent Demographic Trends Fund, AIM V.I. Diversified Income Fund, AIM V.I. Global Utilities Fund, AIM V.I. Government Securities Fund, AIM V.I. Growth Fund, AIM V.I. Growth and Income Fund, AIM V.I. High Yield Fund, AIM V.I. International Equity Fund, AIM V.I. Mid Cap Equity Fund, AIM V.I. Money Market Fund, AIM V.I. New Technology Fund, and AIM V.I. Value Fund. Series II shares are subject to Rule 12b-1 Plan payments of 0.25% of the average daily net assets payable not more frequently than monthly.